SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: April 20, 2009

Press Release

For Immediate Release

OTI and Gilbarco Veeder-Root Provide Integrated Contactless Payment
Infrastructure for Woolworths “ePump” Program

OTI Provides Contactless Reader Solutions and Additional Services

Fort Lee, NJ – April 20, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that its contactless reader was selected by Australia’s largest retailer, Woolworths, to support its “ePump” initiative for payment at the gas station. OTI delivers contactless reader solutions as well as personalization services that have been integrated into the FlexPay Control System for Fuel Dispensers supplied by Gilbarco Veeder-Root, leading suppliers of outdoor payment systems, integrated fuel control, site management, and support services for petroleum marketers and commercial fueling enterprises worldwide.

The Gilbarco Veeder-Root – OTI pay-at-the-pump solution has been approved by the National Measurement Institute (NMI) of Australia and is field-tested. It combines the unique advantages, know-how and capabilities of OTI’s contactless payment products with Gilbarco’s expertise in providing outdoor payment and forecourt control solutions. The integrated solution provides petroleum retailers with the ability to quickly and cost effectively upgrade their infrastructure to accept contactless payments. Most of all, it allows existing Gilbarco Veeder-Root customers to quickly upgrade their pumps to accept contactless payments. OTI Africa, managed by Charlotte Hambly-Nuss is providing marketing and support for the Australian market.

“ePump”, a feature of the Woolworths’ Everyday Money credit card (“EDM”), provides customers with a fast and efficient way of refueling their vehicles at over 300 participating Caltex Woolworths/Safeway co-branded fuel outlets across Australia using the contactless feature of the EDM credit card. The integrated pay-at-pump solution deployed by Gilbarco Veeder-Root nationally is commissioned and operational.

The objective of the “ePump” program is to provide further convenience to Woolworths’ loyal customers and to help ease congestion on the forecourt. Instead of queuing up in-store to pay for fuel, EDM credit card holders will be able to go directly to the pump to fuel their vehicle, with their loyalty/rewards information sent and verified automatically.

Oded Bashan, Chairman & CEO, OTI, stated, “We are pleased Gilbarco and Woolworths have selected our contactless payment technology, joining a reputable list of customers that have adopted OTI’s technology. Whilst the Woolworths “ePump” program is pioneering in its approach, we believe that petroleum retailers in a number of self-service markets will launch similar programs.”

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, cost-effectiveness, plans or current expectations, such as those regarding the expected deliveries to be generated from the orders from Gilbarco or regarding the superiority of our technology, the cost-effectiveness thereof or the future spread of similar programs. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
Vice President of Corporate Relations
201 944 5200 ext. 111
galit@otiglobal.com